UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

EMERGING FUELS TECHNOLOGY, INC.

(Exact name of issuer as specified in its charter)

Oklahoma	27-3842479
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

6024 S. 116th East Avenue

Tulsa, Oklahoma 74146

(Full mailing address of principal executive offices)

918-286-6802

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in the Company’s Offering Circular dated September 26, 2023 and elsewhere in this Report.

Overview

Emerging Fuels Technology Inc.’s (“EFT” or the “Company”) mission is to license its proprietary technology for the production of transportation fuels and specialty products from synthesis gas made from any carbonaceous material, including, but not limited to, biomass, biogas, natural gas, MSW, and CO2. EFT also seeks to expand its business model to build, own and operate plants using its technology in small pre-engineered plants to convert biogas and natural gas into fuels and chemicals.

Principal Products and Services

EFT has a research and development facility in Tulsa, Oklahoma and a growing patent portfolio with revenue from contract research, license fees and catalyst sales from multiple licensed projects at various stages of development. EFT is focused on using its technology to profitably turn waste sources of carbon into drop-in fuels and chemicals that greatly reduce GHG emissions.

The Company

•	sells Fischer-Tropsch catalyst,

•	provides technology license agreements,

•	performs lab and engineering services, and

•	plans to build, own and operate BioGTL and Flarebuster plants utilizing our developed technology.

In general, technology license agreements with clients of the Company provide a license agreement for the use of our intellectual property and catalyst technology, over which the Company holds a significant number of patents.

Current Product and Services Provided to Clients

The Company’s licensing agreements provide for the transfer of licensing rights to proprietary technology, which is considered functional intellectual property. The licensing agreements typically provide for a combination of prepaid royalty along with ongoing royalties based on output. The prepaid royalty is recognized upon execution of the licensing agreement or based on the timeline specified in the agreement. Typically, the licensing agreements contain a process guarantee to the licensee, which provides that the Company guarantees the output of 100% of the plant design capacity as long as the licensee satisfies certain operational requirements. Failure to achieve the guaranteed output may require the Company to repay a portion of the prepaid royalty based on the percent of design capacity achieved.

As such, the Company defers recognition of a portion of the prepaid royalty until resolution of the process guarantee. The revenue generated by sales of the catalyst is based on a mark-up of the catalyst costs paid to approved catalyst vendors and recognized as obligations are satisfied by those vendors. Revenue from lab and engineering services is earned on a time and materials or percent complete basis and is recognized as the work is performed. Consideration received prior to satisfying the related performance obligations is deferred and revenue will be recognized when the obligations have been met.

2

Revenue from the Building, Owning and Operating of Plants

EFT believes that substantial growth is achievable by using its technology to build, own and operate renewable fuels and chemical plants, solely or in partnership with others in standardized technology configurations. These configurations are:

(1)	BioGTL - a very small 75-100 barrel per day (BPD) plant that produces renewable diesel or jet fuel from biogas feedstocks. The BioGTL plant is designed to utilize waste gases from landfills, wastewater treatment plants or agricultural digesters. The total resource base in the United States alone is estimated to be large enough to support over 1,000 100 BPD BioGTL plants. EFT also is working on 500 BPD BioGTL application that will utilize RNG (Renewable Natural Gas) that has been cleaned up to pipeline specification and therefor can be delivered by pipeline to any location on the pipeline system. This allows EFT to benefit from economies of scale that come with the larger plant and build it in the most desirable location.

(2)	FlareBuster is a 500 BPD plant designed for conversion of flared natural gas feed with greatly reduced GHG emissions. The FlareBuster can also be configured to make higher value products like solvents and lubricants from flared, stranded or otherwise compromised natural gas.

These products align with the world’s green energy initiatives by significantly reducing GHG emissions.

Currently our licensing business includes clients with commercial licensed plants in start-up or under construction, and others are in detailed design and are positioning to be the technology provider for a growing number of renewable fuels projects. The Company believes that substantial growth is achievable by using its BioGTL and FlareBuster technology to build, own and operate renewable fuels and chemical plants, solely or in partnership with others. The Company is raising funds to implement a business plan to expand our renewable/alternative fuels business.

Historically our operating results are most influenced by our revenues from technology license fees and catalyst sales. Technology license and catalyst sales are high margin and can also drive laboratory and engineering services. A large portion of our revenue is generated from a small number of clients with relatively large technology license fees and catalyst sales. The timing of these large technology license fees and catalyst transactions are often unpredictable and make revenues and profits fluctuate. For instance, revenue for licensing, which includes catalyst income, was $1,136,667 for two clients for the first six months of 2024 compared to $2,199,070 for licensing and catalyst income from four clients in 2023 and $1,675,000 for licensing and catalyst income from one client in 2022.

Critical Accounting Policies and Estimates

The Management Discussion and Analysis of Financial Condition and Results of Operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. We base our estimates and assumptions on historical experiences and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions are evaluated on an ongoing basis. Actual results may differ from previously estimated amounts due to different assumptions or conditions. The following critical accounting policies which involve significant judgements and estimates, are used in the preparation of our financial statements:

Revenue Recognition

The Company generates revenue through contracts in which it (i) sells Fischer-Tropsch and ammonia oxidation catalysts, (ii) provides technology license agreements and (iii) performs lab and engineering services. In general, contracts with the Company provide a license agreement for the use of its intellectual property and catalyst technology, over which the Company holds a significant number of patents. The majority of the Company’s revenue is derived from a small number of significant commercial customers. Revenue is recognized when the Company satisfies a performance obligation by transferring promised goods or services to a customer. Revenue from goods or services is measured as the amount of consideration expected to be received in exchange for the goods and services delivered.

3

The Company’s licensing agreements provide for the transfer of licensing rights to proprietary technology, which is considered functional intellectual property. The licensing agreements provide for a prepaid royalty along with ongoing royalties based on output. The prepaid royalty is recognized upon execution of the licensing agreement or based on the timeline specified in the agreement. Typically, the licensing agreements contain a process guarantee to the licensee, which provides that the Company guarantees the output of 100% of the plant design capacity as long as the licensee satisfies certain operational requirements. Failure to achieve the guaranteed output may require the Company to repay a portion of the prepaid royalty based on the percent of design capacity achieved. As such, the Company defers recognition of a portion of the prepaid royalty until resolution of the process guarantee. The revenue generated by sales of the catalyst is based on a mark-up of the catalyst costs paid to approved catalyst vendors and recognized as obligations are satisfied by those vendors. During 2021, the Company began selling ammonia oxidation catalyst to customers. The Company acquires this catalyst from a vendor and recognizes revenue and costs of the catalyst and revenue sharing marketing costs upon delivery to the customer. Revenue from lab and engineering services is earned on a time and materials or percent complete basis and is recognized as the work is performed. Consideration received prior to satisfying the related performance or delivery obligations is deferred and revenue will be recognized when the obligations have been met.

Accounts Receivable and Bad Debts

The Company has receivables that arise from its customer agreements. The provision for credit losses is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable; however, changes in circumstances relating to accounts receivable may result in a requirement for additional provisions in the future. A provision for credit losses was established in the amount of $263,310. This amount is related to services provided to our licensee in Trinidad and Tobago. During 2021, the licensee’s gas to liquid fuels plant experienced an adverse event during start-up that involved part of the plant not related to our technology license. The plant has been down for repairs and improvements, and during the six months ended June 30, 2024, it was determined that sufficient funding will not be obtained to pay our receivables and the receivables were written off against the provision for credit losses.

Long-Lived Assets

The Company assesses all long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that are considered in deciding when to perform an impairment review include significant under-performance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Patents and Trademarks

Patents and trademarks are recorded at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the lesser of 20 years from the date of filing or 17 years from the date of issuance, which is the estimated useful economic life. Useful lives are reviewed annually and adjusted if appropriate.

Operating Lease Asset and Liability

The Company determines if an arrangement is or contains a lease at inception. The Company records right-of-use (ROU) assets and lease obligations for our finance and operating leases, which are initially based on the discounted future minimum lease payments over the term of the lease. As the rate implicit in the leases is not easily determinable, the Company elected to use the risk-free rate for the same period of time as the lease discount rate.

4

Lease term is defined as the non-cancelable period of the lease plus any options to extend the lease when it is reasonably certain that it will be exercised. For leases with the initial term of 12 months or less, no ROU assets or lease obligations are recorded on the balance sheet and the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in rent expense. Variable payments, short-term rentals in payments associated with non-lease components are expensed as incurred.

Income Taxes

Deferred income taxes are provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Tax credits are recognized as a reduction to income taxes in the year the credits are earned.

Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%) that the position would be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.

Stock-Based Compensation

The Company measures compensation cost for stock option awards at fair value and recognizes compensation over the service period for awards expected to vest. The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model and straight-line amortization of compensation expense over the requisite service period of the grant. The determination of fair value using the Black-Scholes model requires a number of complex and subjective variables. Key assumptions in the Black-Scholes pricing model include the market value and exercise price of the options, the expected term, expected volatility, the risk-free interest rate, and estimated forfeitures.

Results of Operations

For the Six Months Ended June 30, 2024 Compared to the Six Months Ended June 30, 2023

Revenue

The following table summarizes revenues and the percent change from the prior year:

	For the Six Months Ended June 30,
	2024	2023	% Change
Revenue
Lab and licensing	$1,177,767	$368,225	220%
Engineering and technical	3,200	133,062	-98%
Other	5,555	580	858%
Total revenue	$1,186,522	$501,867	136%

Revenue increased 136% in 2024 compared to the comparable period in 2023 primarily due to lab and licensing increases. Revenue for licensing, which includes catalyst income, was $1,136,667 during 2024 and $7,225 for licensing and catalyst income in 2023. There were two catalyst sales transactions during the six months ended June 30, 2024, (1) a Canadian based energy company licensee acquired catalyst for their plant and the Company received approximately $867,000 in catalyst mark-up fees associated with the transaction and (2) $270,000 from an ammonia oxidation catalyst sale. Lab services income decreased $320,000 in 2024 primarily due to two large projects to provide fuels samples for clients that occurred in 2023; there were not any similar lab projects in the current year. Engineering revenues declined 98% in 2024 when compared to the prior year due to a decrease in contract engineering projects during 2024 when compared to 2023. Other revenue increased $4,975 in 2024 due to increased recoverable cost billings associated with catalyst income.

5

Lab and Engineering Costs

The following table summarizes lab and engineering costs and the percent change from the prior year:

	For the Six Months Ended June 30,
	2024	2023	% Change
Lab and Engineering Costs
Payroll and benefits	$230,126	$224,785	2%
Subcontracted services	66,747	167,523	-60%
Gas costs	71,023	79,887	-11%
Catalyst and demo plant costs	177,559	–
Other	17,014	17,626	-3%
Total lab and engineering costs	$562,469	$489,821	15%

Lab and engineering costs increased 15% when 2024 is compared with 2023. This increase was primarily associated with costs associated with the ammonia oxidation catalyst sale. This increase was partially offset by decreased subcontracted services required for contract engineering and lab projects during 2024 when compared to 2023 and decreased gas usage cost required for the production of product samples for clients in 2023 when compared to the current year.

Operating Expenses

The following table summarizes operating expenses and the percent change from the prior year:

	For the Six Months Ended June 30,
	2024	2023	% Change
Operating Expenses
Payroll and benefits	$334,042	$324,966	3%
Stock -based compensation	974,068
Contract and professional services	532,936	191,900	178%
Rent	36,906	36,834	0%
Utilities	22,382	23,124	-3%
Depreciation and amortization	27,006	23,919	13%
Loss on asset impairment	–	4,845
Other	60,135	53,417	13%
Total operating expenses	$1,987,475	$659,005	202%

Operating expenses increased 202% in 2024 when compared to 2023. Stock-based compensation was 73% of this increase. On March 27, 2024, the Company granted 1,365,000 options to employees and a contractor. The options vest 50% at grant and 50% on or after the first anniversary of the grant date. The fair value of each option as computed using the Black-Scholes pricing model is $1.13 and the non-cash compensation charge is expensed as they vest. As of June 30, 2024, $974,068 of non-cash stock-based compensation has been recognized associated with this stock option grant. Additionally, contract and professional services increased 178% when 2024 is compared with 2023 primarily due to increased marketing in support of our offering of approximately $156,000, increased engineering consulting of approximately $135,000 for supporting the Company’s product enhancements and project planning and increased legal of $50,000 for business contract support that reflects the increase in business opportunities during the current year.

6

Other Income (Expense)

The following table summarizes other income (expense) and the percent change from the prior year:

	For the Six Months Ended June 30,
	2024	2023	% Change
Other Income (Expense)
Interest income (expense), net	$18,071	$(30,576)	-159%
Total other Income (expense)	$18,071	$(30,576)	-159%

On September 3, 2020, the Company entered into a loan authorization and agreement in the amount of $150,000 with the United States Small Business Administration (SBA), as lender, pursuant to the SBA’s Economic Injury Disaster Loan (EIDL) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. On August 2, 2021, the Company’s EIDL loan was modified to increase the borrowings under the loan from $150,000 to $500,000. Borrowings under this loan bear interest at 3.75% per annum. On June 18, 2024, the Company retired this SBA Economic Injury Disaster Loan (EIDL) to avoid future loan restrictions.

In August 2021, the Company issued $750,000 of convertible balloon loans (“Convertible Balloon Loans”). Initially, the notes were due and payable in full on the first anniversary of the execution date and bore interest at 10% per annum. In August 2022, $650,000 of the Convertible Balloon Loans was extended to the second anniversary of the execution date. In addition, holders of $100,000 of the Convertible Balloon Loans elected to convert principal and interest of $10,000 into 220,000 shares of Non-Voting Common Stock. In August 2023, $425,000 of the Convertible Balloon Loans were again extended to the third anniversary and bear interest at 10% per annum. In addition, holders of $175,000 of the Convertible Balloon Loans elected to convert principal and interest into 423,500 shares of Non-Voting Common Stock. Payments were made to the remaining maturing note holders of $60,500 for their notes and interest in 2023. During August and September 2024, $300,000 of the Convertible Balloon Loans again extended to the fourth anniversary and the loans continue to bear interest at 10% per annum. Payments were made to the remaining maturing note holders of $166,375 for their notes and interest in 2024.

Interest income (expense), was a net interest income of $18,071 in 2024 compared to a net interest expense of $30,576 in 2023.

Net Interest income in 2024 includes interest bearing deposit accounts of $52,305 in 2024 offset by convertible debt interest of $25,501 and interest on the EIDL debt of $8,733.

Net Interest expense in 2023 includes convertible debt interest of $35,456 and interest on EIDL debt of $9,298 offset by interest income earned primarily from interest bearing deposit accounts of $14,178 in 2023.

Liquidity and Capital Resources

At June 30, 2024, our principal sources of liquidity consisted of cash and cash equivalents of $2.1 million and accounts receivable of $173,063. This compares with June 30, 2023, cash and cash equivalents of $2.1 million and accounts receivable of $89,350.

For the six months ended June 30, 2024, the decrease in cash of $1,039,816 was largely attributable to $536,596 of cash used for financing activities including $500,000 to retire the SBA EIDL Loan and pay a dividend to the Series A Preferred shareholder. Cash used in operating activities was $446,264, which included a net operating loss, net of non-cash charges of $344,277 and funds used for changes in operating assets and liabilities of $101,987. In addition, $56,956 was used for the purchase of equipment and spending on patents and trademarks.

7

For the six months ended June 30, 2023, the increase in cash of $605,908 was provided primarily by $538,773 of operating activities and $98,747 in proceeds from issuance of non-voting stock, partially offset by $31,612 used for the purchase of equipment and spending for patents and trademarks.

The cash flows provided by operating activities were primarily attained by increases in deferred revenues from collections on customer contracts in advance of earnings of $1,178,082. Additionally, other operating assets and liabilities provided $9,462. These funds provided were partially offset by a net operating loss of $677,535, net of $23,919 in non-cash charges for depreciation and amortization and asset impairment losses of $4,845, that resulted in a net use of funds of $648,771.

In August 2021, the Company filed an offering statement on Form 1-A under Regulation A of the Securities Act pursuant to which the Company offered up to 20,833,333 shares of non-voting common stock at a price of $3.60 per share. The offering commenced on September 17, 2021, and proceeds from this offering through December 31, 2023, were $224,233. An additional $15,077 of proceeds were received during the six months ended June 30, 2024. The Company filed a post-qualification amendment to the offering statement on September 15, 2023, to extend the offering for another year; the amendment was qualified on September 26, 2023 [and terminated on September 26, 2024]. The Company believes the complexity of the Company’s marketing message and the uniqueness of being the first renewable energy company to conduct a Regulation A offering that was not a wind or solar business may have contributed to slower acceptance of our offering. The Company believes when additional future commercial transactions are finalized, a new Offering may be considered in the future.

Historically our operating results and liquidity has been tied to our revenues from technology license fees and catalyst sales. Technology license and catalyst sales are high margin and can drive laboratory and engineering services. A large portion of our revenue is generated from a small number of clients with relatively large technology license fees and catalyst sales. The timing of these large technology license fees and catalyst transactions are often unpredictable and make revenues and profits fluctuate. Previously, the Company’s most recent capital raise was $3.0 million and occurred in December 2015 and the Company has primarily relied on operating results since that last capital transaction.

The Company has incurred cumulative operating losses since inception and a net loss for the six months ended June 30, 2024, and may incur additional losses in the future.

Management understands that generation of cash from operating activities remains important for continued operations. The Company’s ultimate success depends on the outcome of a combination of factors, including the following: (i) successful commercialization of patented technology; (ii) continued growth in market acceptance and commercial viability of the Company’s products; and (iii) ability to meet working capital needs. Management believes that there are several positive initiatives that will allow the Company to achieve its goals, including the following: (i) interest in renewable fuels has continued to increase, attributable to higher oil prices, government incentives and the drive for decarbonization; (ii) the Company has discussions with several large companies seeking a strategic partnership; and (iii) the Company has experienced an increased level of inquiries from project developers seeking to license its technology for biomass and biogases to liquid fuels and CO2 to fuels projects. At June 30, 2024, the Company has in excess of $2.3 million in cash and receivables. Additionally, the Company continues to pursue additional sources of funding, including raising funds through the issuance of common stock under its Regulation A offering and possibly pursue future offerings

In August 2022, $650,000 of the convertible notes were extended and were due and payable in full on the second anniversary of the execution date in 2023 and bear interest at 10% per annum. In addition, $100,000 of the convertible notes elected to convert principal and interest into 220,000 shares of non-voting common stock shares.

In August 2023, $425,000 of the convertible notes were extended and were due and payable in full on the third anniversary of the execution date and bear interest at 10% per annum. In addition, holders of $175,000 of the convertible notes elected to convert principal and interest into 423,500 shares of non-voting common stock shares. Payments of $60,500 were made to the remaining maturing note holders.

During August and September 2024, $300,000 of the Convertible Balloon Loans again extended to the fourth anniversary and the loans continue to bear interest at 10% per annum. Payments were made to the remaining maturing note holders of $166,375 for their notes and interest in 2024.

8

The Company will continue to pursue additional sources of funding including possible future offerings as market conditions improve and the Company remains well positioned to benefit from trends to decarbonize and involvement in successful commercial projects.

Based upon the Company’s current operating plan, management expects that cash on June 30, 2024, in combination with anticipated revenue and additional sources of funding, will be sufficient to fund operations for at least the next 12 months. The Company has evaluated and will continue to evaluate its operating expenses and will concentrate its resources toward successful commercialization of its patented technology. However, there are no assurances that the Company will be successful in implementing its plan and any inability to execute the plan could have a material adverse effect on the business and its operations.

Trend Information

Interest in renewable fuels has increased dramatically over the last couple of years. Much of this increase can be attributed to higher oil prices and the need for energy security. The Company has continuing discussions with several large companies seeking a strategic partnership to develop their resources. We are also seeing a higher level of inquiries from project developers seeking to license our technology for biomass, municipal solid waste, and biogases to liquid fuels and CO2 to fuels projects. We expect this trend to continue for the foreseeable future. Our BioGTL plant design gives the Company another entry into the renewable fuels space. The increased interest in renewable fuels is also causing an increase in activity in our research lab associated with our licensee projects or potential licensee projects.

Item 2. Other information

None.

Item 3. Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

9

EMERGING FUELS TECHNOLOGY, INC.

FINANCIAL STATEMENTS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

(Expressed in United States Dollars)

10

EMERGING FUELS TECHNOLOGY, INC.

Balance Sheets

June 30, 2024 (Unaudited) and December 31, 2023 (Audited)

	June	December
	2024	2023
ASSETS

Current Assets
Cash	$2,134,515	$3,174,331
Accounts receivable, net	173,063	65,677
Inventories	8,705	8,258
Prepaid expenses	54,203	31,202
Total current assets	2,370,486	3,279,468

Property and equipment, net	87,556	70,137
Intangible assets, net	242,830	230,299
Operating lease asset	131,103	160,769
Other assets	36,403	36,403

Total assets	$2,868,378	$3,777,076

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$144,905	$231,430
Accrued expenses	332,660	205,495
Accrued dividend	273,327	325,000
Operating lease liability	61,375	59,984
Deferred revenue	7,225	19,018
Short-term debt, net of discount	425,000	425,000
Total current liabilities	1,244,492	1,265,927

Deferred revenue	2,563,750	2,563,750
Noncurrent lease liability	69,728	100,785
Debt	–	500,000
Total liabilities	3,877,970	4,430,462

Commitments and Contingencies
Preferred stock, par value $.000001 per share, 20,000,000 authorized: 3,766,588 issued and outstanding in 2024 and 2023	3,000,000	3,000,000

Stockholders’ equity (deficit)
Common stock, par value $.000001 per share, 110,000,000 authorized: 30,073,029 issued and 27,352,941 outstanding in 2024 and 2023	32	32
Non-Voting stock, par value $.000001 per share, 110,000,000 authorized: 709,981 and 705,793 issued and outstanding in 2024 and 2023, respectively	1	–
Additional paid on capital	10,541,987	9,552,843
Treasury stock, at cost; 2,720,088 shares	(10,000)	(10,000)
Accumulated deficit	(14,541,612)	(13,196,261)
Total stockholders' equity (deficit)	(4,009,592)	(3,653,386)

Total liabilities and stockholders' equity (deficit)	$2,868,378	$3,777,076

See Notes to Financial Statements

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EMERGING FUELS TECHNOLOGY, INC.

Statements of Operations

For the Six Months Ended June 30, 2024 and 2023

	(Unaudited)
	June	June
	2024	2023
Revenue
Lab and licensing	$1,177,767	$368,225
Engineering and technical	3,200	133,062
Other	5,555	580
Total revenue	1,186,522	501,867

Lab and Engineering Costs
Payroll and benefits	230,126	224,785
Subcontracted services	66,747	167,523
Gas costs	71,023	79,887
Catalyst & demo plant cost	177,559	–
Other	17,014	17,626
Total lab and engineering	562,469	489,821

Operating Expenses
Payroll and benefits	334,042	324,966
Stock -based compensation	974,068	–
Contract and professional services	532,936	191,900
Rent	36,906	36,834
Utilities	22,382	23,124
Depreciation and amortization	27,006	23,919
Loss on asset impairment	–	4,845
Other	60,135	53,417
	1,987,475	659,005

Loss from operations	(1,363,422)	(646,959)

Other Income (Expense)
Interest income (expense), net	18,071	(30,576)
Total other Income (expense)	18,071	(30,576)

Net loss	$(1,345,351)	$(677,535)

Net loss per common share - basic and diluted	$(0.05)	$(0.02)
Weighted average number of common shares outstanding:
Basic and diluted	28,060,025	27,593,044

See Notes to Financial Statements

12

EMERGING FUELS TECHNOLOGY, INC.

Statements of Changes in Stockholders' Equity (Deficit)

For the Six Months Ended June 30, 2024 and 2023

		Non-Voting	Additional
	Common	Common	Paid-in	Treasury	Accumulated		Mezzanine
	Stock	Stock	Capital	Stock	Deficit	Total	Equity

Balances December 31, 2023	$32	$–	$9,552,843	$(10,000)	$(13,196,261)	$(3,653,386)	$3,000,000

Stock-Based Compensation	–	–	974,068	–	–	974,068	–

Issuance of Non-voting Stock	–	1	15,076	–	–	15,077	–

Net Loss for the Six Months ended June 30, 2024	–	–	–	–	(1,345,351)	(1,345,351)	–

Balances June 30, 2024	$32	$1	$10,541,987	$(10,000)	$(14,541,612)	$(4,009,592)	$3,000,000

		Non-Voting	Additional
	Common	Common	Paid-in	Treasury	Accumulated		Mezzanine
	Stock	Stock	Capital	Stock	Deficit	Total	Equity

Balances December 31, 2022	$32	$–	$9,494,240	$(10,000)	$(13,247,934)	$(3,763,662)	$3,000,000

Issuance of Non-voting Stock	–	–	98,747	–	–	98,747	–

Net Loss for the Six Months ended June 30, 2023	–	–	–	–	(677,535)	(677,535)	–

Balances June 30, 2023	$32	$–	$9,592,987	$(10,000)	$(13,925,469)	$(4,342,450)	$3,000,000

See Notes to Financial Statements

13

EMERGING FUELS TECHNOLOGY, INC.

Statements of Cash Flows

For the Six Months Ended June 30, 2024 and 2023

	(Unaudited)
	June	June
	2024	2023
Cash Flows From Operating Activities
Net loss	$(1,345,351)	$(677,535)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on asset impairment	–	4,845
Depreciation and amortization	27,006	23,919
Accretion of debt discount
Stock-based compensation	974,068	–
Changes in operating assets and liabilities:
Accounts receivable	(107,386)	35,932
Inventory	(447)	(1,698)
Prepaid expenses	(23,001)	(15,282)
Accounts payable	(86,525)	766
Accrued expenses	127,165	(10,256)
Deferred revenues	(11,793)	1,178,082
Net cash provided by (used in) operating activities	(446,264)	538,773

Cash Flows From Investing Activities

Purchase of property and equipment	(34,917)	(5,606)
Patent and trademark costs	(22,039)	(26,006)
Net cash used in investing activities	(56,956)	(31,612)

Cash Flows From Financing Activities
Proceeds from convertible notes payable	–	–
Payments on SBA loans	(500,000)	–
Non-Voting stock proceeds	15,077	98,747
Dividend payments	(51,673)	–
Net cash provided by (used in) financing activities	(536,596)	98,747

Increase (decrease) in cash	(1,039,816)	605,908

Cash and cash equivalents - beginning	3,174,331	1,509,041

Cash and cash equivalents - ending	$2,134,515	$2,114,949

Supplemental disclosures:
Cash paid for operating lease	$32,928	$32,928
Cash paid for interest	$30,981	$10,136

See Notes to Financial Statements

14

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2024 AND DECEMBER 31, 2023

Note 1	Summary of Significant Accounting Policies

Nature of Business

Emerging Fuels Technology, Inc. (the Company) is a well-established energy technology company with a research and development facility in Tulsa, Oklahoma. The Company has a growing portfolio of 31 granted or pending patents and trademarks with historic revenue from contract research, license fees and catalyst sales from multiple licensed projects at various stages of development. The Company is planning to expand its business by using its technology to build, own and operate facilities to convert waste sourced of carbon into drop-in compatible fuels and chemicals that reduce greenhouse gas.

Basis of Accounting

The Company reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk with respect to cash. The Company also routinely assesses the financial strength of its customers and any associated accounts receivable credit risk exposure and records a reserve if needed.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Bad Debts

The Company has receivables that arise from its customer agreements. Losses from uncollectible receivables are accrued when it is probable that a receivable is impaired, and the amount of the loss can be reasonably estimated. Management determined that these conditions existed and continue to exist, and an allowance for doubtful accounts was established in the amount of $263,310. This amount is related to services provided to our licensee in Trinidad and Tobago. During 2021, the licensee’s gas to liquid fuels plant experienced an adverse event during start-up that involved part of the plant not related to our technology license. The plant has been down for repairs and improvements, and during the six months ended June 30, 2024, it was determined that sufficient funding will not be obtained to pay our receivables, and the receivables were written off against the provision for credit losses.

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) and net realizable value. Inventories are comprised of gases used in our lab operations and can include materials and services purchased associated with projects for clients.

15

Note 1	Summary of Significant Accounting Policies - Continued

Long-Lived Assets

The Company assesses all long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that are considered in deciding when to perform an impairment review include significant under-performance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for on the straight-line method over the following estimated useful lives:

Years
Lab Equipment	7
Office Furniture and Equipment	5
Computers	3

Patents and Trademarks

Patents and trademarks are recorded at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the lesser of 20 years from the date of filing or 17 years from the date of issuance, which is the estimated useful economic life. Useful lives are reviewed annually and adjusted if appropriate.

Operating Lease Asset and Liability

The Company determines if an arrangement is or contains a lease at inception. The Company records a right-of-use (ROU) assets and lease obligations for our finance and operating leases, which are initially based on the discounted future minimum lease payments over the term of the lease. As the rate implicit in the leases is not easily determinable, the Company elected to use the risk-free rate for the same period of time as the lease discount rate.

Lease term is defined as the non-cancelable period of the lease plus any options to extend the lease when it is reasonably certain that it will be exercised. For leases with the initial term of 12 months or less, no ROU assets or lease obligations are recorded on the balance sheet and the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in rent expense. Variable payments, short-term rentals in payments associated with non-lease components are expensed as incurred.

Income Taxes

Deferred income taxes are provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Tax credits are recognized as a reduction to income taxes in the year the credits are earned.

Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%) that the position would be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.

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Note 1	Summary of Significant Accounting Policies - Continued

Stock-Based Compensation

The Company measures compensation cost for stock option awards at fair value and recognizes compensation over the service period for awards expected to vest. The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model and straight-line amortization of compensation expense over the requisite service period of the grant. The determination of fair value using the Black-Scholes model requires a number of complex and subjective variables. Key assumptions in the Black-Scholes pricing model include the market value and exercise price of the options, the expected term, expected volatility, the risk-free interest rate, and estimated forfeitures.

Advertising

The Company expenses all advertising costs as incurred.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and debt borrowings approximates fair value due to the nature and maturity of these instruments.

Earnings Per Share

Basic earnings per share is calculated using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share calculations include any dilutive effect of potential common shares. The computation of diluted earnings per share for the six months ended June 30, 2024 and 2023 excluded the impact of the assumed conversion of the Series A preferred stock and convertible notes, and the assumed exercise of warrants and stock options, because they would have been anti-dilutive.

Note 2	Revenue Recognition

The Company generates revenue through contracts in which it (i) sells Fischer-Tropsch and ammonia oxidation catalysts, (ii) provides technology license agreements and (iii) performs lab and engineering services. In general, contracts with the Company provide a license agreement for the use of its intellectual property and catalyst technology, over which the Company holds a significant number of patents. The majority of the Company’s revenue is derived from a small number of significant commercial customers. Revenue is recognized when the Company satisfies a performance obligation by transferring promised goods or services to a customer. Revenue from goods or services is measured as the amount of consideration expected to be received in exchange for the goods and services delivered.

The Company’s licensing agreements provide for the transfer of licensing rights to proprietary technology, which is considered functional intellectual property. The licensing agreements provide for a prepaid royalty along with ongoing royalties based on output. The prepaid royalty is recognized upon execution of the licensing agreement or based on the timeline specified in the agreement. Typically, the licensing agreements contain a process guarantee to the licensee, which provides that the Company guarantees the output of 100% of the plant design capacity as long as the licensee satisfies certain operational requirements. Failure to achieve the guaranteed output may require the Company to repay a portion of the prepaid royalty based on the percent of design capacity achieved. As such, the Company defers recognition of a portion of the prepaid royalty until resolution of the process guarantee. The revenue generated by sales of the catalyst is based on a mark-up of the catalyst costs paid to approved catalyst vendors and recognized as obligations are satisfied by those vendors. During 2021, the Company began selling ammonia oxidation catalyst to customers. The Company acquires this catalyst from a vendor and recognizes revenue and costs of the catalyst, and revenue sharing marketing costs, upon delivery to the customer. Revenue from lab and engineering services is earned on a time and materials or percent complete basis and is recognized as the work is performed. Consideration received prior to satisfying the related performance obligations is recorded as deferred revenue and revenue will be recognized when the obligations have been met.

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Note 3	Property and Equipment

Property and equipment consisted of the following:

	June 30,	December 31,
	2024	2023

Lab Equipment	$810,825	$780,470
Office Furniture and Equipment	114,201	113,051
Computers	34,393	30,981
	959,419	924,502
Less: Accumulated Depreciation	(871,863)	(854,365)

Property and Equipment, Net	$87,556	$70,137

Depreciation expense amounted to $17,498 and $14,893 for the six months ended June 30, 2024 and 2023, respectively.

Note 4	Intangible Assets

Intangible assets consisted of the following:

	June 30,	December 31,
	2024	2023

Patents and Trademarks	$340,231	$318,192
Less: Accumulated Amortization	(97,401)	(87,893)

Intangible Assets, Net	$242,830	$230,299

Amortization expense amounted to $9,508 and $9,026 for the six months ended June 30, 2024 and 2023, respectively. Amortization expense for each of the next five years will be approximately $19,885. An impairment loss in the amount of $4,845 was recognized in 2023 for unamortized costs associated with the abandonment of a patent and a trademark that have no future use for the Company.

Note 5	Accrued Dividend

In May 2021, the Company and the Series A shareholder amended their stock purchase agreement. In connection with this amendment, it was further agreed to pay to the Series A shareholder a dividend of 30% of the unencumbered royalties, as defined. This dividend will cease upon the earlier of the following: (i) payment of cumulative dividends equal to the original purchase price, (ii) the termination of the put option, or (iii) the conversion of all Series A shares to shares of common stock.

These dividends are subject to statutory restrictions, including capital surplus and net profits computations, and the timing and amount of any dividends are determined based on available capital surplus and net profits. During 2023, unencumbered royalties were received and approximately $325,000 is owed under the dividend agreement with the Series A shareholder. The statutory restrictions limit the dividends to the net income of $51,673 for the year ended December 31, 2023. As of December 31, 2023, no dividends had been declared due under this arrangement. During the six months ended June 30, 2024, the $51,673 dividend was approved and paid by the Board of Directors and accrued dividend balance was $273,327 and $325,000 at June 30, 2024 and December 31, 2023 respectively. (See Note 9)

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Note 6	Debt

On September 3, 2020, the Company entered into a loan authorization and agreement in the amount of $150,000 with the United States Small Business Administration (SBA), as lender, pursuant to the SBA’s Economic Injury Disaster Loan (EIDL) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. Borrowings under this loan bear interest at 3.75% per annum. The loan is secured by a security interest on all of the Company’s assets.

On August 2, 2021, the Company’s EIDL loan was modified to increase the borrowings under the loan from $150,000 to $500,000. Payment on the debt was deferred until March 2023 when the Company began payments of monthly principal and interest of $2,534 that are applied first to any interest accruing during the repayment deferral period. All remaining principal and accrued interest is due and payable September 2050. On June 18, 2024, the Company retired this EIDL and accrued interest. Accrued interest on this loan amounted to $30,534 at June 30, 2023. Interest paid during the six months ended June 30, 2024 and 2023 was $30,981 and $10,136, respectively.

In August 2021, the Company issued $750,000 of convertible notes. The notes were due and payable in full on the first anniversary of the execution date and bear interest at 10% per annum.

During August 2022, holders of $100,000 of the convertible notes elected to convert the principal and accrued interest of $10,000 into 220,000 shares of non-voting common stock shares. The remaining $650,000 of the convertible notes were extended and were due and payable in full on the second anniversary of the execution date.

In August 2023, another $175,000 of the convertible note holders elected to convert principal and accrued interest of $36,750 into 423,500 shares of non-voting common stock shares and holders of $425,000 of the convertible notes were extended and now are due and payable in full on the third anniversary of the execution date and bear interest at 10% per annum. Additionally, payments of $60,500 were made to the remaining maturing note holders.

During August and September 2024, $300,000 of the Convertible Balloon Loans again extended to the fourth anniversary and the loans continue to bear interest at 10% per annum. Payments were made to the remaining maturing note holders of $166,375 for their notes and interest in 2024. (See Note 14)

At any time prior to payment in full of the outstanding principal balance and accrued interest, the holder of the convertible note may convert the principal and interest into shares of non-voting common stock at a conversion price of $0.50 per share.

In connection with the convertible notes, the Company issued stock warrants to purchase 1,500,000 shares of non-voting common stock at a price of $0.50 per share. The warrants expire ten years from the date of issuance. Accrued interest on these notes amounted to $132,885 at June 30, 2024 and $107,383 at December 31, 2023.

Note 7	Income Taxes

The Company has temporary differences between book and tax related to depreciation, stock based compensation, patents and deferred revenues. Additionally, as of December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $10.7 million to offset future taxable income, which expire beginning in 2031.

The Company has performed the required assessment of positive and negative evidence regarding the realization of deferred tax assets. This assessment included the evaluation of scheduled reversals of deferred income tax assets and liabilities and estimates of projected future taxable income.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the Company’s historical net losses, management did not believe that it was more likely than not that the Company would realize the benefits of these deferred tax assets and accordingly, a full valuation allowance was recorded against the deferred tax assets.

The Company files a U.S. federal income tax return for which the statute of limitations remains open for the 2020 tax year and beyond. U.S. state jurisdictions have statutes of limitations ranging from 3 to 6 years.

19

Note 8	Stock Option Plan

The Company has an equity award plan (the Plan), which allows for the grant of equity-based compensation awards to management, key employees and non-employee directors. Under the Plan, the Company is authorized to grant up to 10,000,000 equity awards. The Company has issued stock options under the Plan which contain certain vesting requirements based on service or the achievement of certain performance goals.

During the six months ended June 30, 2024, $974,068 was expensed for time-based stock options to acquire 1,365,000 shares of common stock at a per share exercise price of $1.77 for options granted to two members of management, two key employees and a non-employee consultant. These options have a 10-year exercise period, vest 50% on the grant date and 50% on the first anniversary of the grant date. The fair value of these options was estimated at approximately $1.13 per share and are expensed ratably over the vesting period using the Black-Scholes option pricing model and the following key assumptions:

Expected stock price volatility	45.00%
Risk-free interest rate	4.49%
Expected life of options	5 years

Expected volatility is based on historical volatility of the stock for comparable companies in the renewable energy sector. The risk-free interest rate is based on the grant date projected yield for a U.S. Treasury bond with a maturity date closest to the expected life of the option.

The following table summarizes the stock options activity for the six months ended June 30, 2024:

	Number of	Weighted-Average
	Shares	Exercise Price

Outstanding at December 31, 2023	1,300,000	$0.60

Granted	1,365,000	$1.77
Forfeited	(100,000)	$1.70
Exercised	–	$–

Outstanding at June 30, 2024	2,565,000	$1.18

Exercisable at June 30, 2024	882,500	$1.48

The weighted average remaining contracted term for stock options outstanding and exercisable at June 30, 2024 was 8.49 years and 9.13 years, respectively. The weighted-average remaining contracted term for stock options outstanding and exercisable December 31, 2023, was 7.0 years and 5.15 years, respectively.

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Note 9	Equity

In August 2021, the Company filed an offering statement on Form 1-A under Regulation A of the Securities Act pursuant to which the Company offered up to 20,833,333 shares of non-voting common stock at a price of $3.60 per share. The offering commenced on September 17, 2021 and the Company filed a post-qualification amendment to the offering statement on September 12, 2022 to extend the offering for another year; the amendment was qualified on September 19, 2022. The Company filed a second post-qualification amendment to the offering statement on September 15, 2023 to extend the offering for another year. The amendment was qualified on September 26, 2023 and the offering terminated on September 26, 2024. Proceeds from this offering were $15,077 for the six months ended June 30, 2024 and $98,747 for the six months ended June 30, 2023.

Preferred Stock

The Company entered into a stock purchase agreement dated December 2, 2015, whereby the Company issued 3,766,588.2 shares of Series A Stock, par value $0.000001 per share, for a purchase price of $3,000,000 or $0.796477 per share.

The stock purchase agreement provided that the shareholder shall have the right to require the Company to repurchase all or a portion of its Series A shares at any time on or after the fifth anniversary of the issuance of the shares. This put option originally terminated no later than 10 years after issuance. In May 2021, the stock purchase agreement was amended to change the put option right to any time on or after the seventh anniversary of the issuance of the shares, unless the Company does not complete a funding raise of at least $15 million on or before June 30, 2022, in which case the put option timeframe reverts back to the fifth anniversary. In addition, the term of the put option was extended from 10 years to 12 years after issuance. The Company did not raise the $15 million, therefore the put option timeframe reverted back to the fifth anniversary and the term of the put option continues to be 12 years after issuance.

The holders of the Series A Stock are entitled to receive dividends, if and when declared payable. No dividends shall be paid or declared on shares of common stock or any other shares of preferred stock having preferential rights to dividends ranking junior to the rights of the Series A Stock until the holders of shares of Series A Stock have been paid a cumulative per share amount in dividends equal to the original per share purchase price.

In connection with the May 2021 amendment, the Company agreed to pay to the Series A shareholder a dividend of 30% of the unencumbered royalties, as defined. This dividend will cease upon the earlier of the following: (i) payment of cumulative dividends equal to the original purchase price, (ii) the termination of the put option, (iii) the conversion of all Series A shares to shares of common stock. During the last quarter of 2023, unencumbered royalties were received and approximately $325,000 was accrued under the dividend agreement with the Series A shareholder at December 31, 2023 and during the six months ended June 30, 2024, a $51,673 dividend was approved and paid by the Board of Directors. (See Note 5).

In the case of liquidation, before any payment is made to the holders of shares of common stock, the holders of shares of the Series A Stock shall be entitled to receive the original per share purchase price less cumulative paid dividends. Any residual assets will be shared ratably between the holders of the Series A Stock, common stockholders, and any other series of preferred stock.

The holders of the Series A Stock shall have the right to convert the shares into common stock at a rate of one-to-one. Holders of the Series A Stock shall be entitled to a Board seat and shall have the right to vote on all matters submitted to a vote of shareholders and shall be entitled to that number of votes equal to the number of shares of common stock into which such holder’s shares of Series A Stock could be converted.

The Series A preferred stock shares are accounted for outside of permanent equity due to the terms of the repurchase provision of the preferred stock.

21

Note 9	Equity- Continued

The following table summarizes the shares of stock issued as of June 30, 2024 and December 31, 2023:

	Common Stock	Non-Voting Common Stock	Preferred Stock

Shares at December 31, 2023	30,073,029	705,793	3,766,588

Issued of non-voting stock	–	4,188	–

Shares at June 30, 2024	30,073,029	709,981	3,766,588

Note 10	Related Party and Catalyst Sale Transactions

A former licensee of the Company had its biofuels facility foreclosed upon in 2022 by the former licensee’s debtholder.  In April 2023, the facility was sold at an auction to satisfy the obligations of the former licensee. During July 2023, the Company entered into a consulting services agreement with an entity that owned the catalyst of the foreclosed biofuels facility. Under that agreement, the owner of the catalyst agreed to pay the Company 1/3rd of any sale of this catalyst. In July 2023, the Company received $166,667 from an initial sales transaction of a portion of this catalyst. In January 2024, a second catalyst sales transaction occurred under this agreement and the Company received $866,667.

Note 11	Warrants

The Company issued stock purchase warrants in connection with the issuance of the convertible notes during 2021. The warrants entitle the holders to purchase 1,500,000 shares of non-voting common stock at an exercise price per share of $0.50. As of June 30, 2024and December 31, 2023, all warrants remain outstanding. The warrants expire in 2031 (See Note 6).

The Company issued stock purchase warrants to certain shareholders in connection with the sale of common and preferred stock. The warrants entitle the holder to purchase shares of common stock at a price per share specified in the warrant agreement. As of June 30, 2024 and December 31, 2023, warrants to purchase 800,000 and 1,240,000 shares of common stock were outstanding with a weighted-average exercise price per share of $1.08 and $1.30, respectively. The remaining warrants at June 30, 2024 expire in October 2024.

Note 12	Operating Lease

The Company leases its Tulsa, Oklahoma facility, which requires monthly rent payments through July 31, 2026. In addition, the Company has other month-to-month leases for storage facilities.

Future maturities of our lease liability as of June 30, 2024, are as follows:

Total undiscounted lease obligation	$137,200

Less imputed interest	(6,097)

Net lease obligations	$131,103

Operating lease liability, current	$61,375
Noncurrent lease liability 2026	$64,241
Noncurrent lease liability 2027	$5,487

22

Note 13	Commitments and Contingencies

In 2022, the Company and the buyer in a catalyst sales transaction entered into a separate letter agreement whereby the Company would purchase seven metric tons of catalyst from the buyer for approximately $700,000. Additionally, this agreement provided that if the Company and the buyer have not entered into a mutually agreeable definitive documentation for a site license agreement within six months of the catalyst sale, the buyer can request (1) the Company to use its best efforts to acquire the catalyst originally purchased by the buyer at the price paid by the buyer and (2) if the Company is unable to repurchase the catalyst, the Company will use its best efforts to arrange for a sale of the catalyst to another licensee of the Company. As of the date of these financial statements, the Company and the buyer have not entered into a site license agreement, and the buyer has not made any additional request under the separate letter agreement.

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Note 14	Subsequent Events

In August 2024, $300,000 of the convertible notes were extended and now are due and payable in full on the fourth anniversary of the execution date and bear interest at 10% per annum. Payments of $166,375 were made to the remaining maturing note holders. (See Note 6)

The extended notes continue to allow at any time prior to payment in full of the outstanding principal balance and accrued interest and the holder may convert the principal and interest into shares of non-voting common stock at a conversion price of $0.50 per share.

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 30, 2024, the date that the financial statements were available to be issued.

23

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation, as amended*
2.2	Bylaws*
3.1	Seventh Amended and Restated Shareholders Agreement**
3.2	Stock Purchase Agreement dated December 2, 2015, as amended**
3.3	First Amendment to Agreement dated May 11, 2021 between Emerging Fuels Technology, Inc. and Black & Veatch Corporation++
4.1	Form of Subscription Agreement*
6.1	Broker Agreement with Dalmore Group, LLC**
6.2	Employment Agreement of Kenneth Agee**
6.3	Employment Agreement of Mark Agee**
6.4	Employment Agreement of Edwin Holcomb**
6.5	2013 Equity Award Plan, as amended**
6.6	The Emerging Fuels Technology, Inc. 2023 Equity Award Plan+
6.7	Amendment to Broker-Dealer Agreement, dated January 4, 2022****
8	Form of Escrow Agreement*

__________________

*	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on September 10, 2021.
**	Incorporated by reference to the Company’s Form 1-A filed with the SEC on August 2, 2021.
***	Incorporated by reference to the Company’s Current Report on Form 1-U dated October 28, 2021.
****	Incorporated by reference to the Company’s Current Report on Form 1-U dated January 4, 2022.
+	Incorporated by reference to the Company’s Current Report on Form 1-U dated November 27, 2023.
++	Incorporated by reference to the Company’s Current Report on Form 1-U dated March 27, 2024.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on September 30, 2024.

EMERGING FUELS TECHNOLOGY, INC.

/s/ Kenneth L. Agee
By Kenneth L. Agee, President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Kenneth L. Agee
By Kenneth L. Agee, President
Date: September 30, 2024

/s/ Edwin L. Holcomb Jr.
By Edwin L. Holcomb Jr., Chief Accounting Officer and principal financial officer
Date: September 30, 2024

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